Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

FILED VIA EDGAR

December 23, 2014

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the "Trust"), on behalf of its series,
Ryan Labs Core Bond Fund (the "Fund")
File Nos. 811-22680; 333-180308
Response to Staff's Comments on Form N-1A

Ladies and Gentlemen:

Ms. Stephanie D. Lee of the staff of the Securities and Exchange Commission (the "Commission") provided comments on November 25, 2014 on the Trust's Post-Effective Amendment No. 29, filed on October 10, 2014 (Accession No. 0001111830-14-000734).  Set forth below is a summary of the comments provided by the Commission staff and the Trust's response to each:

PROSPECTUS

Annual Fund Operating Expenses (p. 1)

COMMENT 1:	Please confirm that the Annual Fund Operating Expense table will contain an additional subcaption for acquired fund fees and expenses, as appropriate.

RESPONSE:	The Trust confirms that acquired fund fees and expenses are currently expected to be less than 0.01% of the estimated net assets of the Fund. If, however, after finalizing the Fund's estimated Total Annual Operating Expenses, including acquired fund fees and expenses, it is determined that acquired fund fees and expenses will be 0.01% or more of the estimated net assets of the Fund, an additional subcaption will be added as required in Form N1-A Item 3, Instruction 3(f)(i).

Principal Investment Strategies (pp. 2-3)

COMMENT 2:	Please confirm that the Fund will not invest in emerging markets as a principal investment strategy. Alternatively, if the Fund will invest in emerging markets as a principal investment strategy, disclose this in the Principal Investment Strategies and Principal Risks sections, including how the Fund will define "emerging markets."

RESPONSE:	The Trust confirms that the Fund does not intend to invest in emerging markets as a principal investment strategy.

COMMENT 3:	The first paragraph of the Principal Investment Strategies section states that the Fund will invest in "debt securities issued by U.S. domestic and foreign companies, governments and other entities . . ." Please clarify whether the Fund will invest in U.S. and foreign government debt securities or just U.S. government debt securities. Additionally, explain what is meant by "other entities".

RESPONSE:	The first sentence of the first paragraph of the Principal Investment Strategies section on page 2 and the Investment Strategies section on page 7 have been rewritten to read as follows:

"Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in U.S. dollar-denominated investment-grade debt securities. The Fund defines debt securities as: debt securities issued by the U.S. Government and its agencies and instrumentalities; U.S. dollar-denominated debt securities of foreign governments, including their agencies and instrumentalities, and foreign companies; debt securities issued by U.S. companies  and other entities (such as the World Bank and the European Bank for Reconstruction and Development); asset-backed securities (including mortgage-backed securities); and derivatives and exchange-traded funds (ETFs) that provide exposure to debt securities.  'Investment grade' securities are securities that are rated at least Baa by Moody's, BBB by S&P or Fitch or, if not rated, of equivalent quality in the Adviser's opinion) and may be any maturity or yield."

COMMENT 4:	Please confirm that derivatives held by the Fund will be valued on a marked-to-market basis.

RESPONSE:	The Trust confirms that derivative held by the Fund will be valued on a marked-to-market basis.

COMMENT 5:	Please confirm that the Fund will look through its ETF holdings to meet the Fund's 80% policy.

RESPONSE:	The Trust confirms that the Fund will look through the Fund's investments in each ETF to determine if the investment in the ETF meets the Fund's 80% policy. Thus, if the Fund invests in an ETF whose 80% policy is consistent with the Fund's 80% policy, than 80% of that investment will apply to the Fund's 80% policy. For example, if the Fund invests $10,000 in an underlying ETF that invests in debt securities, the Fund will count $8,000 towards its 80% policy. If the ETF's 80% policy is not consistent with the Fund's 80% policy or there is no 80% policy, then any investment in that ETF will not apply to the Fund's 80% policy.

COMMENT 6:	The first sentence in the second paragraph of the Principal Investment Strategies section states that in identifying investment opportunities, the Adviser "relies primarily on sector rotation (the shifting from one sector of the economy to another), issuer selection and yield curve positioning." Provide an explanation of what is meant by "shifting" in the parenthetical and add a parenthetical defining "yield curve positioning".

RESPONSE:	The first sentence of the second paragraph of the Principal Investment Strategies section on page 2 and the Investment Strategies section on page 7 have Investment Strategies section on page 7 have been re-written as follows:

"In identifying investment opportunities and constructing the Fund's portfolio, the Adviser relies primarily on sector rotation (focusing investments on one or more sectors of the Barclays US Aggregate Bond Index and making periodic changes to those sector investments as appropriate), issuer selection, and yield-curve positioning (making investments that allow the Fund to benefit from relative invest opportunities along the yield curve)."

COMMENT 7:	Confirm that the Fund will not be selling or writing derivatives as a principal investment strategy. Alternatively, if the Fund will be selling or writing derivatives as a principal investment strategy, disclose this in the Principal Investment Strategies and Principal Risks sections.

RESPONSE:	The Trust confirms that the Fund does not intend on selling or writing derivatives as a principal investment strategy.

Principal Risks (p. 4)

COMMENT 8:	The Corporate Debt Securities Risk subsection states: "Corporate debt obligations purchased by the Fund will principally be 'investment grade' securities . . ." Add a statement in the Principal Investment Strategies section that corporate debt obligations purchased by the Fund will principally be "investment grade" securities.

RESPONSE:	The first paragraph of the Principal Investment Strategies section has been modified to provide that the Fund's 80% policy applies to investment-grade debt securities as set forth in the response to Comment 1.

Historical Performance of the Adviser's [Core Strategy] Style Private Accounts (p. 17)

COMMENT 9:	The first paragraph in this section refers to disclosure of the predecessor accounts' performance for 1-year, 5-year, and since- inception. The table in this section provides rows for 1-, 5-, and 10-year performance disclosure. Confirm the periods that will be used for performance disclosure for the predecessor accounts and make these two pieces of disclosure consistent.

RESPONSE:	The second sentence in the first paragraph of the Historical Performance of the Adviser's [Core Strategy] Style Private Account section has been rewritten to read as follows:

"The performance table below provides a summary of the performance of all accounts (the "Accounts") managed by the Adviser with substantially similar investment objectives, policies, and strategies to those of the Fund for the 1-year, 5-year and 10-year periods ended December 31, 2013 and compares the Accounts' performance during this period against an appropriate broad-based securities market index, the Barclays US Aggregate Bond Index."

COMMENT 10:	The table in this section states that the benchmark for the predecessor accounts is the Barclays US Aggregate Bond Index. Please confirm this benchmark is appropriate given the Fund's potential foreign holdings.

RESPONSE:	The Barclays US Aggregate Bond Index includes U.S. dollar-denominated global bonds and the Trust believes it is an appropriate broad-based securities market index for the Fund.

COMMENT 11:	The third paragraph of this section, in describing how the performance of the predecessor accounts is calculated, states: "The performance is net of all brokerage commissions, other fees and expenses." Confirm that the performance is calculated net of all fees.

RESPONSE:	The Trust confirms that the performance of the predecessor accounts is calculated net of all fees.

STATEMENT OF ADDITIONAL INFORMATION

Master Limited Partnerships ("MLPs") (p. 20)

COMMENT 12:	Include disclosure regarding the tax treatment of MLPs and the tax treatments affect on investors.

RESPONSE:	The following disclosure has been added as a second paragraph to this heading:

"MLPs generally do not pay U.S. federal income tax at the partnership level.  Rather, each partner in an MLP is allocated a share of the MLP's income, gains, losses, deductions, and expenses.  A change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes. This would result in the MLP being required to pay U.S. federal income tax on its taxable income, and could result in lower income to the Fund and a reduction in the value of the Fund's investment in the MLP.  Additionally, mutual funds seeking to be taxed as regulated investment companies, such as the Fund, are limited in their ability to invest in MLPs by current federal tax rules.  If a mutual fund invests more than 25% of the value of its total assets in MLP securities, it will be subject to federal corporate income tax.  For more information about the Fund's tax status, please see "Additional Tax Information" in this SAI."

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary